August 26, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Spectrum Pharmaceuticals, Inc.

File No. 001-35006

Responses to Commission Staff comments made by letter dated August 21, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (the “Company,” “we” or “us”) hereby respectfully submits its response to the Staff’s comments made by letter dated August 21, 2013, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012. The Company’s response is preceded by a reproduction of the Staff’s comment contained in the August 21, 2013 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Notes to Consolidated Financial Statements

Note 3. Acquisitions

Allos Acquisition, page F-21

1.	We acknowledge your response to comment 4. It appears from your disclosure on pages F-14 and F-22 that you do not currently amortize the in-process research and development (IPR&D) intangible asset associated with the FOLOTYN distribution rights. Please confirm whether this observation is true and, if so, please address the following additional comments and reference for us where appropriate the authoritative literature you relied upon to support your accounting:

•	Please tell us why it is appropriate to classify the intangible assets as IPR&D at acquisition of Allos when it appears that the FDA granted conditional approval for FOLOTYN in September 2009.

•

Please tell us why you do not amortize the FOLOTYN US intangible asset upon acquisition when you generated $20.8 million of net revenues from the sale of FOLOTYN in 2012 since your acquisition of Allos as disclosed on page F-25.

•

Please tell us why you reflect the FOLOTYN IPR&D intangible asset as a composite asset that included the patents, license and trademarks necessary to market and sell FOLOTYN in the US as indicated in the third paragraph of your response.

Response 1:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and we confirm to the Staff that we do not currently amortize the IPR&D intangible asset associated with the FOLOTYN distribution rights.

In arriving at this determination we considered ASC 805, whereby IPR&D assets are not permitted to be written-off upon acquisition. Based on our understanding and application of the guidance, the Financial Accounting Standards Board (FASB) believes that IPR&D acquired in a business combination generally will satisfy the Concepts Statement 6 definition of an asset because the observable exchange at the acquisition date provides evidence that the parties to the exchange expect future economic benefits to result from that research and development (R&D). Further, the FASB concluded that if an intangible asset is identifiable, its fair value can be measured reliably.

The guidance in ASC 805 requires the recognition of tangible and intangible assets that result from or are to be used in R&D activities as assets, irrespective of whether the acquired assets have an alternative future use. Acquired IPR&D assets are required to be measured at their acquisition-date fair value. Uncertainty about the outcome of an individual project does not affect the recognition of an IPR&D asset, but is reflected in its fair value.

We also considered and applied the guidance from the AICPA IPR&D task force’s technical practice aid (TPA) which identifies best practices related to defining, valuing, accounting for, disclosing and auditing assets acquired in business combinations and to be used in R&D projects.

The TPA concludes that for IPR&D assets to be recognized in a business combination:

1. The acquired asset (whether tangible or intangible) should possess the characteristics of control and economic benefit; and

2. The specific IPR&D project in which acquired assets are to be used must be identified, have substance and be incomplete.

The requirements for control are met if an acquirer can obtain benefit from an acquired IPR&D asset and control others’ access to the asset. Examples of control over IPR&D include:

1. The ability to separate or divide, and sell, transfer, license, rent or exchange rights to acquired IPR&D activities; or

2. The right to proprietary intellectual property, which the acquirer believes could be successfully defended if its rights thereto were to be legally challenged.

Economic benefit is defined in the TPA as the anticipated future benefit that an acquiring company expects to derive from the acquired asset after acquisition. However, pursuant to the guidance in ASC 805, the economic benefit consideration should be made from the perspective of a market participant rather than considering entity-specific assumptions. The TPA describes that an “anticipated” future economic benefit is less likely of occurring than a “probable” future economic benefit. Further, the FASB staff noted during deliberations that uncertainty in the amounts or timing of future economic benefits does not determine whether or not an asset exists, but rather enters into the measurement of the asset. Thus, unless it is concluded that an acquired IPR&D project has no economic benefit to a market participant (or those benefits are not controlled by the acquirer, as discussed in the preceding section), the IPR&D asset should be recognized as an indefinite-lived intangible asset at fair value.

The Company evaluated the Allos IPR&D project and determined that it did have substance on the basis that Allos performed R&D before the date of acquisition that constituted more than an insignificant effort and that (a) met the definition of R&D in ASC 730-10 and (b) resulted in the creation of value.

Allos received conditional approval from the Food and Drug Administration (FDA) to market FOLOTYN in the US. Under this accelerated approval, Allos is subject to certain post-approval requirements pursuant to which it is required to conduct two randomized Phase 3 trials to confirm FOLOTYN’S clinical benefit in patients with T-cell lymphoma. In addition the FDA has also required that Allos conduct two Phase 1 trials to assess whether FOLOTYN poses a serious risk of altered drug levels resulting from organ impairment. The Company evaluated and concluded that the cost of these trials is not insignificant and failure to complete the studies or adhere to the timelines established by the FDA could result in penalties, including fines or withdrawal of FOLOTYN from the market. Therefore we concluded that the IPR&D was incomplete in that we expect to incur more than de minimis future costs for the combined enterprise related to the acquired project that would qualify as R&D costs under ASC 730-10, and additional steps or milestones remain for the combined enterprise.

ASC 805 also requires that all intangible assets acquired in a business combination that are used in R&D activities (i.e., IPR&D assets) be capitalized as indefinite-lived intangible assets, regardless of whether they have an alternative future use. These acquired assets remain indefinite-lived assets until the completion or abandonment (i.e., the time at which the company determines it will not pursue further development of the IPR&D assets, will not derive defensive value from them, and will not sell or license or rent them) of the associated R&D efforts. During the period in which those acquired assets are considered indefinite-lived (i.e., the period prior to completion or abandonment), they are not amortized but are tested for impairment in accordance with ASC 350-30-35-18 through 35-20. Accordingly, the Company recorded the Allos related IPR&D as an indefinite-lived intangible asset. Once the Company’s R&D efforts are completed, we will determine the useful life of the assets and perform an impairment test immediately prior to the change in classification in accordance with ASC 350-30-35-18 through 35-20.

Our decision to reflect the FOLOTYN IPR&D intangible as a composite asset was based on the guidance in ASC 805 and the materiality of the different elements included in the composite asset. ASC 805 does not preclude accounting for acquired complimentary assets together if the assets have similar useful lives. The elements of the Allos IPR&D intangible assets (patents, licenses, and trademarks) all have a common economic life (assuming the eventual approval of the IPR&D intangible assets). In addition to the commonality of useful lives, we considered the nature of the elements and their contribution to the business / materiality when determining the need to perform separate valuations.

The Allos-related patents and licenses exhibit the characteristics of assets used in R&D activities. Examples of assets used in R&D activities include patents, blueprints, formulae and designs associated with a specific IPR&D project in process and the associated values derived from productive results of Allos’ R&D activities conducted before the acquisition.

Trademarks and brand, however, are not traditionally characterized as assets to be used in R&D activities. We did not separate the contribution of the trademark or brand elements of the composite asset due to their immaterial contribution to the value of the business and the composite intangible.

We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 278.

Sincerely,

/s/ Kurt A. Gustafson
Executive Vice President and Chief Financial Officer